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The Biology Came First.

Over 20 partner-owned drug programs have reached clinical trials as a result of antibody discovery work performed by MindWalk scientists — ten currently in active Phase 1–3. The same scientific depth and biological intelligence infrastructure behind that record drives the Company's work today.

AUSTIN, TX — May 2026 — MindWalk Holdings Corp. (NASDAQ: HYFT)

MindWalk Holdings Corp. (NASDAQ: HYFT) today released a systematic report identifying over 20 discovery-originated drug candidates with documented origins in antibody discovery work performed at MindWalk facilities. Ten of these programs are in active clinical trials, spanning Phase 1 through Phase 3 across oncology, immunology, neurology, and infectious disease. In every case, the clinical asset is wholly owned, advanced, and funded by the partner. MindWalk’s contribution was the molecule itself — the immunization strategy, the discovery campaign, the lead identification, and the candidate selection that made clinical entry possible. In select cases that contribution extended into early development. The same wet-lab and AI capabilities that produced these programs are available to MindWalk’s partners today and are the foundation of the Company’s own proprietary portfolio. The full report, available Here, identifies each partner by program.

The significance of this record extends beyond the clinical count. The more than 400 peer-reviewed publications and patents produced through this work establish a scientific standard that is rare in this industry: a discovery capability that has consistently produced partner-owned clinical-stage assets across therapeutic areas and modalities. That standard is the measure against which MindWalk holds every subsequent capability, including B cell Llama™ camelid nanobody discovery and the HYFT® biological intelligence infrastructure. The HYFT® system and LensAI™ platform were developed independently as a purpose-built AI architecture — not derived from the wet-lab programs, but subsequently integrated with them, and now embedded in every internal MindWalk program. The Knowledge Graph that underpins HYFT® — 660 million biological patterns, 25 billion relationships, refined over 20 years of curation — is not a general-purpose AI substrate trained on public data. It is a function-aware representation of biological sequence space, built on biological pattern recognition derived from the breadth of the global biosphere, and now operating in direct integration with the wet-lab discovery workflows that produced these programs.

“Before AI was a hypothesis in life sciences, our scientists were generating the molecules that are now in clinical trials at our partners. That history is not a credential we display — it is a standard we hold ourselves to. When we bring a new capability into this organization, the question is always the same: can it meet the bar that wet-lab discovery set? HYFT® and LensAI™ were built by world-class scientists pursuing a singular focus: creating the most rigorous biological representation system ever developed. We integrated them because they cleared that bar. The result is a discovery organization where the biology and the AI interrogate each other — and where neither would be as good without the other.” — Dr. Jennifer Bath, PhD, Chief Executive Officer and President, MindWalk Holdings Corp.

KEY FACTS

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10 programs in active Phase 1–3 clinical trials; over 20 discovery-originated programs documented in total
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Clinical-stage programs include: ANX005 (Annexon Biosciences, Phase 3, Guilláin-Barré Syndrome, FDA Breakthrough Therapy designation); ARGX-119 (argenx, Phase 2/3, Congenital Myasthenic Syndrome); vudalimab / XmAb20717, XmAb306, XmAb808 (Xencor, Phase 1–2, solid tumors); CIT-013 (Citryll BV, Phase 2, rheumatoid arthritis and hidradenitis suppurativa); PMN310 (ProMIS Neurosciences, Phase 1b, Alzheimer’s disease); CLN-619 (Cullinan Oncology, Phase 1, solid tumors); OR502 (OncoResponse, Phase 1/2, solid tumors)
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Partners and collaborators include: Annexon Biosciences, argenx (NASDAQ: ARGX), Xencor (NASDAQ: XNCR), Citryll BV, ProMIS Neurosciences, Cullinan Oncology (NASDAQ: CGEM), OncoResponse, Sanofi Pasteur, Janssen Vaccines (Johnson & Johnson), Michael J. Fox Foundation, Perseus Science / ChemBio, IDEXX Laboratories (NASDAQ: IDXX)
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Discovery capability: Proprietary wet-lab antibody discovery across multiple modalities and species, including camelid VHH nanobody discovery via the B cell Llama™ platform — operating from MindWalk’s antibody discovery site in Victoria, British Columbia
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Biological intelligence infrastructure: HYFT® and LensAI™ were developed independently as a purpose-built AI architecture — built on biological pattern recognition derived from the breadth of the global biosphere — and subsequently integrated with MindWalk’s wet-lab discovery engine. The Knowledge Graph indexes 660 million biological patterns and 25 billion relationships, refined over 15 years of curation — enriching biological data at ingestion and compounding in analytical value with every program run on the platform.
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Publication record: Over 400 peer-reviewed publications and patents, originally published under ImmunoPrecise Antibodies (NASDAQ: IPA), Modiquest Research, and related entities, now operating as MindWalk Holdings Corp. (NASDAQ: HYFT) — reflecting a consistent scientific output across therapeutic areas, modalities, and discovery disciplines.

Independent analysis has identified data structure and orchestration as the gating factors for enterprise AI value and named drug discovery as the highest-consequence AI application environment — the category where reliability is paramount and the cost of a wrong answer is too high to absorb. MindWalk occupies that layer for life sciences. The HYFT®representation layer enriches biological data at ingestion and compounds in analytical value with every program run on the platform. That compounding is not a product claim. It is an architectural consequence of a substrate built on biological pattern recognition derived from the breadth of the global biosphere — and now operating in direct integration with the wet-lab discovery workflows that produced these programs. The Company will provide further updates on its biological intelligence infrastructure, commercial programs, and platform development in the coming months.

Access the report: Discovery-to-Clinic

ABOUT MINDWALK HOLDINGS CORP.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a bio-native AI company building the biological intelligence infrastructure that life sciences AI and agentic AI require. Its proprietary HYFT® system functions as the AI-ready data substrate for life sciences — a function-aware representation organized around HYFT pattern-objects that span sequence and structural biology, refined over 20 years of curation by a continuously evolving Knowledge Graph of 660 million biological patterns and 25 billion relationships, that enriches data at ingestion and compounds in analytical value with every program run on the platform. The LensAI™ platform operates on this infrastructure to enable target discovery, candidate diligence, and portfolio decision support, and to host the agentic AI workflows pharma is racing to deploy. MindWalk’s architecture is designed so that the HYFT®representation layer — not any individual AI model — is the durable, compounding competitive asset. The HYFT® system and LensAI™platform are fully integrated with MindWalk’s antibody discovery engine, operating in direct integration with the wet-lab workflows that have consistently produced clinical-stage assets for partners across therapeutic areas and modalities. The Company operates its antibody discovery laboratory in Victoria, British Columbia; its biological AI and technology operations through BioStrand in Belgium; and United States offices in Fargo, North Dakota, Minneapolis, Minnesota, and Boston, Massachusetts.

Trademarks: HYFT, LensAI, HYFT Base, HYFT Matrix, HYFT Prime, B cell Llama, B Cell Select are trademarks of MindWalk Holdings Corp. or its subsidiaries. All other trademarks are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by terms such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” or similar expressions, or by statements that certain actions, events, or results are expected to occur or be achieved.

Forward-looking statements in this press release include, without limitation, statements regarding: the continuation and advancement of partner-owned clinical programs derived from MindWalk antibody discovery work; the characterization of MindWalk’s antibody discovery platform lineage and its translational record; the expected concurrent advancement of MindWalk’s B cell Llama™ camelid nanobody platform and the HYFT® / LensAI™ AI-native platform; the Company’s ability to apply native-repertoire wet-lab discovery and AI-native discovery to produce partner clinical-stage assets in the future; and statements regarding the competitive, structural, or functional characteristics and compounding value of the HYFT® biological pattern system and LensAI™platform. Past success of one platform generation does not ensure clinical or commercial success of any other generation, including AI-native discovery.

Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: risks relating to clinical trial outcomes at partner companies; partner program continuation or discontinuation; regulatory determinations; competition; intellectual property risks; the technical performance of AI-based discovery methods; and capital markets conditions. Additional information is available in MindWalk’s Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investor Relations Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkai.com

Source: MindWalk Holdings Corp.